                                                Filed Pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-134553

PRICING SUPPLEMENT No. 1
to Prospectus Supplement dated May 30, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                   $1,500,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                                   RANGERS(SM)
    13.760% Risk AdjustiNG Equity Range Securities(SM) Due September 15, 2007
      Performance Linked to the Units of Fording Canadian Coal Trust (FDG)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the "RANGERS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the RANGERS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Fording Canadian Coal Trust. Fording Canadian Coal
     Trust is not involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The units of the index stock issuer.

o    PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $1,500,000.

o    STATED MATURITY DATE: September 15, 2007, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day.

o    VALUATION DATE: September 12, 2007, the third business day prior to the maturity date, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-13 of the
     RANGERS prospectus supplement.

o    DETERMINATION PERIOD: Three business days.

o    COUPON RATE: 13.760% per annum.

o    COUPON PAYMENT DATES: The 15th calendar day of each month, commencing on
     October 15, 2006.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    INITIAL VALUE: $26.75, which is the closing price per unit of the index stock on the date of this pricing supplement.

o    THRESHOLD VALUE: $18.725, which is 70.0% of the initial value.

o    STOCK SETTLEMENT: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock settlement" on page SS-17 of the RANGERS prospectus supplement. Lehman
     Brothers Holdings will provide the trustee with prior written notice no later than the valuation date if it elects the stock settlement option.

o    DENOMINATIONS: $1,000 and whole multiples of $1,000.

o    LISTING: The notes will not be listed on any exchange.

o    CUSIP NO.: 52520WAH4

o    ISIN NO.: US52520WAH43

    Investing in the notes involves risks. Risk Factors begin on page SS-6 of the RANGERS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                     Per Note         Total
                                                   ------------  ---------------
Public offering price.............................    100.0%       $1,500,000
Underwriting discount.............................      3.0%       $   45,000
Proceeds to Lehman Brothers Holdings..............     97.0%       $1,455,000

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $225,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about September 14, 2006.

                             ----------------------

                                 LEHMAN BROTHERS

September 11, 2006
"Risk AdjustiNG Equity Range Securities" and "RANGERS" are service marks of
Lehman Brothers Inc.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date.

EXAMPLE 1. ASSUMING THE PRICE OF THE INDEX STOCK DID NOT FALL BELOW THE
THRESHOLD VALUE AT ANY TIME DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT
VALUE IS $26.00:

As a result, on the stated maturity date, you would receive $1,000, plus accrued but unpaid coupon payments, per $1,000 note.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 38 units of Fording Canadian Coal
Trust plus $12.00 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$1,500,000 aggregate principal amount of notes, on the stated maturity date you would receive, in total, 57,692 units of Fording Canadian Coal Trust plus $8.00 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE PRICE OF THE INDEX STOCK FELL BELOW THE THRESHOLD VALUE
DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT VALUE IS $23.00:

Alternative redemption amount per $1,000 note =

                           $23.00
               $1,000  x   ------   =   $859.81
                           $26.75

As a result, on the stated maturity date, you would receive $859.81, plus accrued but unpaid coupon payments, per $1,000 note because $859.81 is less than
$1,000.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 37 units of Fording Canadian Coal
Trust plus $8.81 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$1,500,000 aggregate principal amount of notes, on the stated maturity date you would receive, in total, 56,074 units of Fording Canadian Coal Trust plus $13.00 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE PRICE OF THE INDEX STOCK FELL BELOW THE THRESHOLD VALUE
DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT VALUE IS $34.00:

Alternative redemption amount per $1,000 note =

                           $34.00
               $1,000  x   ------   =   $1,271.03
                           $26.75

As a result, on the stated maturity date, you would receive $1,000, plus accrued but unpaid coupon payments, per $1,000 note because $1,000 is less than
$1,271.03.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 29 units of Fording Canadian Coal
Trust plus $14.00 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$1,500,000 aggregate principal amount of notes, on the stated maturity date you would receive, in total, 44,117 units of Fording Canadian Coal Trust plus $22.00 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value or threshold value differs from the values assumed above, the results indicated above would be different.

                                      PS-2

                     THE INDEX STOCK ISSUER AND INDEX STOCK

FORDING CANADIAN COAL TRUST

Lehman Brothers Holdings has obtained the following information regarding
Fording Canadian Coal Trust from Fording Canadian Coal Trust's reports filed with the SEC.

Fording Canadian Coal Trust is a large income trust, with investments in metallurgical coal and industrial minerals mining and processing operations.
Fording Canadian Coal Trust holds a direct and indirect 61% interest in Elk
Valley Coal Partnership. Elk Valley Coal Partnership holds interests in six mining operations in Canada and is a large supplier of seaborne hard coking coal.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The units of Fording Canadian Coal Trust are listed on The New York Stock
Exchange under the symbol "FDG."

The following table presents the high and low closing prices for the units of
Fording Canadian Coal Trust, as reported on The New York Stock Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003,
2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not fall below the threshold value during the measurement period or, if it does, that it will subsequently increase enough so that the alternative redemption amount will be not less than $1,000 per $1,000 note. The historical prices below have been adjusted to reflect any unit splits or reverse unit splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                HIGH        LOW      PERIOD END
                                              --------   ---------  ------------

2003
   First Quarter(1) ........................    $6.97      $6.37        $6.48
   Second Quarter...........................     6.45       5.60         6.04
   Third Quarter............................     7.62       5.99         7.23
   Fourth Quarter...........................    12.93       7.15        11.84

2004
   First Quarter ...........................   $14.22     $10.67       $13.45
   Second Quarter...........................    14.45      11.07        14.03
   Third Quarter............................    18.98      14.07        18.66
   Fourth Quarter...........................    25.73      18.60        25.72

2005
   First Quarter ...........................   $34.27     $23.91       $30.63
   Second Quarter ..........................    33.33      26.30        30.73
   Third Quarter ...........................    43.92      31.12        42.57
   Fourth Quarter...........................    43.13      32.02        34.57

2006
   First Quarter............................   $42.88     $36.00       $37.99
   Second Quarter...........................    39.43      30.69        31.70
   Third Quarter (through the date of this
     pricing supplement)....................    31.90      25.69        26.75

(1) Trading of the index stock on the New York Stock Exchange commenced on
February 28, 2003.

                                      PS-4

HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that the investment is held from the date on which the notes are first issued until the stated maturity date:

o    the percentage change from the principal amount to the hypothetical alternative redemption amount per $1,000 note;

o    the total coupon payments paid or payable on or before the stated maturity date per $1,000 note

o    the hypothetical total amount payable on the stated maturity date per
     $1,000 note;

o    the hypothetical total annualized yield on the notes on the stated maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the price of the index stock does not fall below the threshold value at any time during the measurement period. Those in the second table assume that the price of the index stock does fall below the threshold value during the measurement period.

TABLE 1: PRICE OF THE INDEX STOCK DOES NOT FALL BELOW THE THRESHOLD VALUE AT ANY
TIME DURING THE MEASUREMENT PERIOD.

                         PERCENTAGE
                       CHANGE FROM THE
                      PRINCIPAL AMOUNT     TOTAL COUPON
                           TO THE        PAYMENTS PAID OR     HYPOTHETICAL       HYPOTHETICAL       HYPOTHETICAL
                        HYPOTHETICAL       PAYABLE ON OR      TOTAL AMOUNT     TOTAL ANNUALIZED   TOTAL ANNUALIZED
                         ALTERNATIVE        BEFORE THE       PAYABLE ON THE      YIELD ON THE        YIELD FROM
    HYPOTHETICAL         REDEMPTION       STATED MATURITY    STATED MATURITY     NOTES ON THE     DIRECT OWNERSHIP
SETTLEMENT VALUE ON        AMOUNT         DATE PER $1,000    DATE PER $1,000    STATED MATURITY     OF THE INDEX
 THE VALUATION DATE    PER $1,000 NOTE         NOTE             NOTE (1)           DATE (2)             STOCK
-------------------   ----------------   ----------------    ---------------   ----------------   ----------------

      $18.725                -30%             $137.98          $1,000.00            14.66%            -29.93%
       21.400                -20               137.98           1,000.00            14.66             -19.95
       24.075                -10               137.98           1,000.00            14.66              -9.97
       26.750                  0               137.98           1,000.00            14.66               0.00
       29.425                 10               137.98           1,000.00            14.66               9.97
       32.100                 20               137.98           1,000.00            14.66              19.94
       37.450                 40               137.98           1,000.00            14.66              39.87
       42.800                 60               137.98           1,000.00            14.66              59.79
       48.150                 80               137.98           1,000.00            14.66              79.71
       53.500                100               137.98           1,000.00            14.66              99.62

---------------------

(1) Excludes accrued and unpaid coupon payments payable on the stated maturity date.

(2) The hypothetical total annualized yield on the notes at stated maturity represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the notes, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-5

TABLE 2: PRICE OF THE INDEX STOCK FALLS BELOW THE THRESHOLD VALUE DURING THE
MEASUREMENT PERIOD.

                         PERCENTAGE
                       CHANGE FROM THE
                      PRINCIPAL AMOUNT     TOTAL COUPON
                           TO THE        PAYMENTS PAID OR     HYPOTHETICAL       HYPOTHETICAL       HYPOTHETICAL
                        HYPOTHETICAL       PAYABLE ON OR      TOTAL AMOUNT     TOTAL ANNUALIZED   TOTAL ANNUALIZED
                         ALTERNATIVE        BEFORE THE       PAYABLE ON THE      YIELD ON THE        YIELD FROM
    HYPOTHETICAL         REDEMPTION       STATED MATURITY    STATED MATURITY     NOTES ON THE     DIRECT OWNERSHIP
SETTLEMENT VALUE ON        AMOUNT         DATE PER $1,000    DATE PER $1,000    STATED MATURITY     OF THE INDEX
 THE VALUATION DATE    PER $1,000 NOTE         NOTE              NOTE (1)           DATE (2)            STOCK
-------------------   ----------------    ----------------   ---------------   ----------------   ----------------

      $10.700              -60%              $137.98             $400.00            -49.77%            -59.90%
       18.725              -30                137.98              700.00            -17.37             -29.93
       21.400              -20                137.98              800.00             -6.67             -19.95
       24.075              -10                137.98              900.00              4.01              -9.97
       26.750                0                137.98            1,000.00             14.66               0.00
       29.425               10                137.98            1,000.00             14.66               9.97
       32.100               20                137.98            1,000.00             14.66              19.94
       37.450               40                137.98            1,000.00             14.66              39.87
       42.800               60                137.98            1,000.00             14.66              59.79
       48.150               80                137.98            1,000.00             14.66              79.71
       53.500              100                137.98            1,000.00             14.66              99.62

---------------------

(1) Excludes accrued and unpaid coupon payments payable on the stated maturity date.

(2) The hypothetical total annualized yield on the notes at stated maturity represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the notes, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the price of the index stock will fall below the threshold value at any time during the measurement period or whether the alternative redemption amount on the stated maturity date will be not less than $1,000 per $1,000 note, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $225,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $1,725,000, $51,750 and $1,673,250, respectively.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                   $1,500,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                                   RANGERS(SM)

            13.760% RISK ADJUSTING EQUITY RANGE SECURITIES(SM) NOTES
                             DUE SEPTEMBER 15, 2007
      PERFORMANCE LINKED TO THE UNITS OF FORDING CANADIAN COAL TRUST (FDG)

                             ----------------------

                               PRICING SUPPLEMENT
                            DATED SEPTEMBER 11, 2006,

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 30, 2006,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                             ----------------------

                                 LEHMAN BROTHERS